WILLIS FINANCE CORPORATION

AND SUBSIDIARIES

Exhibit 11.1

Computation of Earnings Per Share

	Twelve Months Ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Net income
Basic
Earnings:
Income from continuing operations	$7,643	$5,474	$10,123
Discontinued operations	$(699)	$2,340	$(6,840)
Net earnings	$6,944	$7,814	$3,283

Shares:
Average common shares outstanding	8,771	7,512	7,382

Basic earnings per common share
Income from continuing operations	$0.87	$0.73	$1.37
Discontinued operations	$(0.08)	$0.31	$(0.93)
Net earnings	$0.79	$1.04	$0.44

Assuming Full Dilution
Earnings:
Income from continuing operations	$7,643	$5,474	$10,123
Discontinued operations	$(699)	$2,340	$(6,840)
Net earnings	$6,944	$7,814	$3,283

Shares:
Diluted average common shares outstanding	8,892	7,607	7,447

Earnings per common share assuming full dilution
Income from continuing operations	$0.86	$0.72	$1.36
Discontinued operations	(0.08)	$0.31	$(0.92)
Net earnings	$0.78	$1.03	$0.44

Supplemental information

Difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and warrants issued in conjunction with the initial public offering.